July 30, 2018

Aamira Chaudhry

Andrew Mew

U.S. Securities and Exchange Commission

Washington, D.C.

Re:	The Movie Studio, Inc.
Amendment No. 6 to
Offering Statement on Form 1-A
Filed July 30, 2018
File No. 024-10807
Accession No. 0001683168-18-002048

Dear Sirs:

We respond as follows to the Staff’s comment letter, dated July 25, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amended Form 1-A filed on July 6, 2018

Subsidiary Statement of Financial Positions, page F-6

1. We note your response to our prior comment 2. However, the Statement is still included in the filing, accordingly we reissue our previous comment in its entirety. Please remove your Subsidiary Statement of Financial Position as of October 31, 2016.

Subsidiary Statement of Financial Position, formerly F-6 is now removed. We also removed the listing from the Financial Table of Contents on F-1.

Consolidated Statements of Changes in Stockholders Deficiency, page F-7 2.
2. We note your response to our prior comment 4. However, it appear that you have only partially addressed our comment, accordingly we reissue part of our previous comment. Please revise your audit report to update for the restatement.

On F-2, the Accountants Report reflects a new bottom paragraph - “Except for the restatement of the stockholders equity section after I completed a three year audit for all of the shares that were issued by the Company for cash, services rendered, debt-conversions, acquisitions, VCP’s conversions, and officer’s compensation, retroactively, I adjusted the stockholders equity section more accurately, and therefore restated them for this year-end audit report with this appropriate explanation.”

Accountant's Compilation and Review Report, page F-14
3. We note your response to our prior comment 3. However, it does not appear that you have addressed our comment, accordingly we reissue our previous comment in its entirety. We note that compilation reports are not appropriate to present, because the association of the accountant provides no basis for reliance. Please remove the accountant's compilation report.

Accountant’s Compilation report is now deleted as well. It is also deleted from the respective table of contents as well.

Please see below letter from our accountant in reference to these changes.

We hope we have addressed all your comments properly and look forward to your grant of a qualification letter.

Thank you for your consideration,

Gordon Venters

President

Monte C. Waldman, CPA

1211 Van Buren Street

Hallandale Beach, FL 33019

July 31, 2018

Attn. Andrew Mew and Aamira Chaudhry

United States Securities and Exchanges Commission

Washington, D.C. 20549

Re: The Movie Studio, Inc.

Amendment No. 4 to

Offering Statement on Form 1-A

Filed May 7, 2018

File No. 024-10807

Dear Division of Corporate Finance,

As per your request, please find this letter of disclosure for your review on behalf of the referenced filing that I resubmitted recently covering all of the changes in accordance with the comments the SEC required resubmission of, was all completed at my office and place of domicile here at my residence, currently is within the jurisdiction of my professional licensure as a Certified Public Accountant here in the State of Florida that can be verified by the Florida State Board of Accountancy.

Respectfully yours,

/s/ Monte C. Waldman, CPA